Exhibit 23.4

CONSENT OF BRUCE H. MATSON, PROSPECTIVE DIRECTOR

The undersigned, a prospective director of Apple Hospitality Five, Inc., a Virginia corporation (the “Company”), hereby (i) consents to being nominated for the position of director of the Company and to serve as such if elected, and (ii) consents to being named as a prospective director in the Company’s Registration Statement on Form S-11 relating to the Company’s initial public offering of its Units consisting of one common share and one Series A preferred share, and in the Prospectus contained therein proposed to be circulated with such offering, and all amendments thereto.

Executed this 20th day of September, 2002.

/s/ BRUCE H. MATSON
Bruce H. Matson